UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the
fiscal year ended December 31, 2004

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises
Puerto Rico Employees’ Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

STEWART ENTERPRISES
PUERTO RICO EMPLOYEES’ RETIREMENT TRUST

December 31, 2004

Audits of Financial Statements

December 31, 2004
and
December 31, 2003

C O N T E N T S

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosures under ERISA have been omitted because they are not applicable.

Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Puerto Rico Employees’ Retirement Trust

Report of Independent Registered Public Accounting Firm

     We have audited the accompanying statement of net assets available for benefits of STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST as of December 31, 2004, and the changes in its financial status for the year then ended, in conformity with U.S. generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, Louisiana
June 21, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Puerto Rico Employees Retirement Trust:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Puerto Rico Employees’ Retirement Trust (the “Plan”) at December 31, 2003, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
November 17, 2004

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS INVESTMENTS, AT FAIR VALUE
Cash Equivalents	$283,062	$322,711
Mutual Funds — Fixed Income	544,648	583,826
Mutual Funds — Equity	598,424	522,356
Mutual Funds — Mixed	444,727	379,905
Stewart Enterprises Company Stock Fund	470,399	506,899
Participant Loans, at Contract Value	229,657	302,498

Total Investments, at Fair Value	2,570,917	2,618,195

RECEIVABLES
Employer Contributions	51,512	44,600
Participant Contributions	501	756

Total Receivables	52,013	45,356

NET ASSETS AVAILABLE FOR BENEFITS	$2,622,930	$2,663,551

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years Ended
	December 31,
	2004	2003
ADDITIONS
Additions to Net Assets Attributed to:
Net Appreciation in Fair Value of Investments	$241,805	$480,683
Interest and Dividends	49,493	58,150

Total	291,298	538,833

CONTRIBUTIONS
Employer	111,738	96,664
Participant	176,696	185,759

Total	288,434	282,423

Total Additions	579,732	821,256

DEDUCTIONS
Benefits and Withdrawals Paid to Participants	640,741	215,100
Loan Fees	21,424	1,950

Total Deductions	662,165	217,050

NET (DECREASE) INCREASE PRIOR TO NET TRANSFERS FROM OTHER PLAN	(82,433)	604,206

TRANSFERS FROM OTHER PLAN, NET	41,812	2,059,345

NET (DECREASE) INCREASE	(40,621)	2,663,551

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	2,663,551	—

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$2,622,930	$2,663,551

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN

     PLAN DESCRIPTION

     The following description of the STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST (the “Plan”) provides only general information. The Plan is part of the Banco Popular de Puerto Rico Master Defined Contribution Plan. Participants should refer to the Plan agreement or the Banco Popular de Puerto Rico Master Defined Contribution Plan for a more comprehensive description of the Plan’s provisions.

     GENERAL

     The Plan, which is a defined contribution plan under the Department of Treasury Code 165E, was established by Stewart Enterprises, Inc. (the Company), the Plan sponsor, for the benefit of its Puerto Rico employees. The Plan became effective January 1, 2003, when the Company adopted the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan. Individuals employed in Puerto Rico by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service. Employees in Puerto Rico who were formerly participating in the Stewart Enterprises Employees’ Retirement Trust had their account balances transferred to the Plan in February 2003.

     PLAN ADMINISTRATION

     The administration of the Plan is the responsibility of the Company through its appointed Plan Administrative and Investment Committee. Administrative expenses incurred by the Plan are borne by the Plan. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Banco Popular de Puerto Rico (Trustee) and Massachusetts Financial Services (Agent) acting as the agent of the Trustee and record keeper to the Plan, respectively.

     CONTRIBUTIONS

     Eligible employees may contribute from 1% to 10% of compensation to the Plan to a maximum of $8,000 annually. This amount represents the employees’ qualified contribution. Employee contributions, up to 5 percent of earnings, are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed. Eligible employees may contribute to the Plan each pay period through payroll deductions.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN (Continued)

     CONTRIBUTIONS (Continued)

     The Company’s discretionary contribution to the Plan is determined each year by the Administrative and Investment Committee and submitted to the Chief Executive Officer for approval. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If any employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive an allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $70,654 and $67,564 in matching contributions to the Plan in 2004 and 2003, respectively. Additionally, the Company made $41,084 and $29,100 in discretionary contributions in 2004 and 2003, respectively.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and two money market funds as investment options for participants.

     PARTICIPANT ACCOUNTS

     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

     VESTING

     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, with participants becoming 100% vested after three years of credited service.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN (Continued)

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 11.50% per year, which are commensurate with local prevailing rates as determined the Plan administrator. The term of the loans can range from a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

     BENEFIT PAYMENTS

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

     FORFEITED ACCOUNTS

     At December 31, 2004 and 2003, forfeited non-vested accounts totaled $3,864 and $-0-, respectively. These accounts will be allocated to the participants in the same manner as the Company’s discretionary contribution. The amount of unallocated forfeitures as of December 31, 2004 and 2003 was approximately $3,864 and $-0-, respectively.

NOTE B

     SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

     The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE B

     SUMMARY OF ACCOUNTING POLICIES (Continued)

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan invests in a combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE C

     INVESTMENTS

     Information relative to investments at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	2003
Cash Equivalents *MFS Fixed Fund — Institutional Series	$266,567	$322,711
MFS Money Market Fund	16,495	—

	283,062	322,711

Mutual Funds — Fixed Income *MFS Bond Fund	479,540	542,505
Legg Mason Value Trust Fund	65,108	41,321

	544,648	583,826

Mutual Funds — Equity *Massachusetts Investors Trust	435,299	399,955
MFS New Discovery Fund	7,823	7,539
MFS Emerging Growth Fund	77,507	69,924
Legg Mason Special Investment Fund	26,189	10,672
MFS Global Equity Fund	38,994	33,092
MFS Core Growth Fund	157	16
Legg Mason Opportunity Trust	5,150	1,142
Royce Total Return Trust	7,305	16

	598,424	522,356

Mutual Funds — Mixed *MFS Asset Allocation Fund — Growth	164,383	119,599
*MFS Asset Allocation Fund — Moderate	186,945	183,272
MFS Asset Allocation Fund — Conservative	93,399	77,034

	444,727	379,905

*Stewart Enterprises Company Stock Fund**	470,399	506,899

Participant Loans	229,657	302,498

	$2,570,917	$2,618,195

*	Denotes investment exceeding 5% of the net assets available for benefits.
**	A portion of this fund includes $13,082 and $20,419 of uninvested cash at December 31, 2004 and 2003, respectively (see Note D).

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE C

     INVESTMENTS (Continued)

     During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought and sold during the year) appreciated in value as follows:

	December 31,
	2004	2003

Mutual Funds	$130,166	$203,377
Stewart Enterprises Company Stock Fund	111,639	277,306

Net Appreciation in Investments	$241,805	$480,683

NOTE D

     STEWART ENTERPRISES COMPANY STOCK FUND (THE FUND)

     The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. All contributions, including profit sharing contributions, are participant directed. All of the Stewart Enterprises, Inc. Class A Common Stock held by participants was contributed to the Fund upon its inception with each participant receiving units in the Fund in exchange for their shares of the stock. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

     Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

	December 31,
	2004	2003
Net Assets Stewart Enterprises Company Stock Fund (Including uninvested cash of $13,082 and $20,419 at December 31, 2004 and 2003)	$470,399	$506,899

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE D

     STEWART ENTERPRISES COMPANY STOCK FUND (THE FUND) (Continued)

	December 31,
	2004	2003
Changes in Net Assets
Employer Contributions	$846	$3
Participant Contributions	2,037	13
Net Appreciation	111,639	277,306
Benefits and Withdrawals Paid to Participants	(70,822)	(22,145)
Net Transfers to Other Plans	(4,489)	(19,305)
Transfers (to) from Other Participant Directed Investments	(50,560)	271,345
Other	(25,151)	(318)

	$(36,500)	$506,899

NOTE E

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

NOTE F

     SPIN-OFF FROM STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST

     Effective January 1, 2003, the Stewart Enterprises Employees’ Retirement Trust (SEERT) is no longer being offered to the Company’s Puerto Rico employees. All the assets and liabilities of the SEERT associated with the account balances for those employees were spun-off into the Plan. The total net amount transferred to the Plan during 2004 and 2003 was $41,812 and $2,059,345, which is included in the Transfer from Other Plan, Net on the Statements of Changes in Net Asset Available for Benefits.

NOTE G

     TAX STATUS

     The Plan obtained its latest determination letter on April 16, 2003, in which the Puerto Rico Treasury Department stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code of Puerto Rico. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE H

     RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.

     Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2004, the Plan sold 18,352 shares of Company common stock with a market value of $127,641. In 2003, the Plan sold 10,947 shares of Company common stock with a market value of $28,628. Net realized gains related to the sale of Company stock by the Plan were $23,402 and $19,053 for the years ended December 31, 2004 and 2003, respectively, which is included in the net appreciation line of the changes in net assets section of Note D. Net unrealized gains related to the Company stock held by the Plan were $88,237 and $258,253 for the years ended December 31, 2004 and 2003, respectively.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
SCHEDULE I
SUPPLEMENTAL SCHEDULE — EIN 72-0693290 PLAN 002
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
December 31, 2004

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issuer	Description of Investment	Cost	Value
*	MFS Fixed Fund - Institutional Series	Money Market	269,113	$266,567
*	MFS Money Market Fund	Money Market	16,521	16,495

				283,062

*	MFS Bond Fund	Mutual Fund - Fixed Income	469,740	479,540
	Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	50,726	65,108

				544,648

*	Massachusetts Investors Trust	Mutual Fund - Equity	326,460	435,299
*	MFS New Discovery Fund	Mutual Fund - Equity	6,049	7,823
*	MFS Emerging Growth Fund	Mutual Fund - Equity	59,121	77,507
	Legg Mason Special Investment Fund	Mutual Fund - Equity	23,363	26,189
*	MFS Global Equity Fund	Mutual Fund - Equity	30,157	38,994
*	MFS Core Growth Fund	Mutual Fund - Equity	146	157
	Legg Mason Opportunity Trust	Mutual Fund - Equity	4,616	5,150
	Royce Total Return Trust	Mutual Fund - Equity	6,731	7,305

				598,424

*	MFS Asset Allocation Option - Growth	Mutual Fund - Mixed	134,210	164,383
*	MFS Asset Allocation Option - Moderate	Mutual Fund - Mixed	158,284	186,945
*	MFS Asset Allocation Option - Conservative	Mutual Fund - Mixed	86,628	93,399

				444,727

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	(Including $13,082 of Uninvested Cash)	Class A Common Stock and Cash	201,018	470,399

*	Participant Loans	Interest rates ranging from 6.00%
		to 11.50% and maturing from
		January 1, 2005 to December 22, 2009	—	229,657

	Total Assets Held			$2,570,917

*	Denotes a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc.
(Administrator of the Stewart Enterprises
Puerto Rico Employees’ Retirement Trust)

June 29, 2005	/s/ THOMAS M. KITCHEN Thomas M. Kitchen Executive Vice President and Chief Financial Officer

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm-2004
23.2	Consent of Independent Registered Public Accounting Firm-2003